                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*



                                  AMDL, Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                        Common Stock, Par Value, $.001
         -------------------------------------------------------------
                         (Title of Class of Securities)


                                   00167K401
                         ----------------------------
                                (CUSIP Number)


                               December 12, 2000
             ----------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 2 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name RAB Europe Fund Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        CO
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 3 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name RAB Europe Partners LP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.        Delaware
           U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        PN
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 4 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name RAB Partners Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        CO
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 5 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name RAB Capital Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        CO
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 6 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name William Philip Richards
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        IN
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 7 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Michael Alen-Buckley
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   300,000 shares of Common Stock

     OWNED BY             Warrants (exercisable into 300,000 shares of Common
                          Stock)/1/
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7.
                               0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
10.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December
      12, 2000 and the Common Stock currently held by the Reporting
      Persons).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                        IN
------------------------------------------------------------------------------
/1/ The securities reported herein include securities that the Reporting
Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 8 of 11 Pages
---------------------                                     --------------------


Item 1(a)      Name of Issuer: AMDL, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               2492 Walnut Avenue
               Tustin, CA 92680

Item 2(a)      Name of Person Filing
Item 2(b)      Address of Principal Business Office
Item 2(c)      Citizenship

               RAB Europe Fund Limited
               P.O. Box 265 GT
               Walker House
               Mary Street
               George Town, Grand Cayman
               Cayman Islands company

               RAB Europe Partners LP
               c/o RAB Partners Limited
               P.O. Box 265 GT
               Walker House
               Mary Street
               George Town, Grand Cayman
               Delaware limited partnership

               RAB Partners Limited
               P.O. Box 265 GT
               Walker House
               Mary Street
               George Town, Grand Cayman
               Cayman Islands company

               RAB Capital Limited
               No. 1 Adam Street
               London W2CN 6LE
               United Kingdom
               United Kingdom company

               William Philip Richards
               No. 1 Adam Street
               London W2CN 6LE
               United Kingdom
               United Kingdom citizen

               Michael Alen-Buckley
               No. 1 Adam Street
               London W2CN 6LE
               United Kingdom
               United Kingdom citizen

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.001 per share

---------------------                                     --------------------
 Cusip No. 00167K401                 13G                   Page 9 of 11 Pages
---------------------                                     --------------------


Item 2(e)      CUSIP Number:  00167K401

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [__]  Broker or dealer registered under Section 15 of the
                          Exchange Act;

               (b)  [__]  Bank as defined in Section 3(a)(6) of the Exchange
                          Act;

               (c)  [__]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

               (d)  [__]  Investment company registered under Section 8 of the
                          Investment Company Act;

               (e)  [__]  An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

               (f)  [__]  An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [__]  A parent holding company or control person in
                          accordance with Rule 13d-1(b)(ii)(G);

               (h)  [__]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i)  [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4         Ownership:

               RAB Europe Fund Limited
               RAB Europe Partners LP
               RAB Partners Limited
               RAB Capital Limited
               William Philip Richards
               Michael Alen-Buckley

      (a)      Amount beneficially owned:

               300,000 shares of common stock

               Warrants (exercisable into 300,000 shares of Common Stock)/1/

/1/ The securities reported herein include securities that the Reporting Persons may acquire in the future through the exercise of Stock Purchase Warrants ("Warrants") which may be exercised into shares of common stock of the issuer at a conversion price equal to $1.00 per share (subject to equitable adjustments) upon the fulfullment of certain conditions. As such conditions have not yet been satisfied, the Reporting Persons currently are not able to exercise the Warrants. In any event, even when the Reporting Persons are able to exercise such Warrants, the Reporting Persons are prohibited, pursuant to the terms of the Warrants, from becoming the "beneficial owners" of more than 9.9% of the securities of the issuer within the meaning of Rule 13-d under the Securities Exchange Act of 1934.

---------------------                                    ---------------------
 Cusip No. 00167K401                 13G                  Page 10 of 11 Pages
---------------------                                    ---------------------


      (b)      Percent of Class:

               Approximately 9.3% as of the date of filing this statement. (Based on 3,224,024 shares of Common Stock issued and outstanding as of December 12, 2000 and the Common Stock currently held by the Reporting Persons).

      (c)      Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  0

               (ii) shared power to vote or to direct the vote: See item (a) above.

               (iii)  sole power to dispose or to direct the disposition of:  0

               (iv)   shared power to dispose or to direct the disposition of:
                      See item (a) above.

Item 5         Ownership of Five Percent or Less of a Class:
                                Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                                Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                                Not Applicable.

Item 9         Notice of Dissolution of Group:
                                Not Applicable.

Item 10        Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                    ---------------------
 Cusip No. 00167K401                 13G                  Page 11 of 11 Pages
---------------------                                    ---------------------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of December, 2000

RAB Europe Fund Limited                            RAB Europe Partners LP

By: RAB Capital Limited, its Investment Manager    By: RAB Partners Limited, its General Partner

    By: /s/ William Philip Richards                    By: /s/ William Philip Richards
    -------------------------------                        ---------------------------
    William Philip Richards, Managing                      William Philip Richards, Director
    Director

RAB Partners Limited                               RAB Capital Limited

By: /s/ William Philip Richards                    By: /s/ William Philip Richards
    ---------------------------                        ---------------------------
    William Philip Richards, Director                  William Philip Richards, Managing Director

William Philip Richards                            Michael Alen-Buckley

/s/ William Philip Richards                        /s/ Michael Alen-Buckley
---------------------------                        ------------------------